FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                              For January 25, 2002


                                   Regus plc

                (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                    England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                           Form 40-F
                         ---                                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                           No  X
                   ---                                          ---

                                   Regus plc

                               INDEX TO EXHIBITS

Item
----

1. Notice of February 13, 2002 Extraordinary General Meeting of Regus plc dated January 18, 2002.

                                                                         Item 1


THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other professional adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your ordinary shares in the Company, you are requested to forward this document and the accompanying form of proxy to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the buyer or transferee.

--------

                                   Regus plc
 (incorporated and registered in England and Wales under the Companies Act 1985 with registered number 3548821)

              Notice of Extraordinary General Meeting relating to
                   the issue of(pound)40,000,000 5 per cent.
                       Convertible Bonds and Warrants to
                       purchase 5,000,000 Ordinary Shares


Notice of an Extraordinary General Meeting of Regus plc, to be held at CityPoint, 1 Ropemaker Street, London, EC2Y 9HT at 11 am on 13 February 2002 is set out at the end of this document. Shareholders will find enclosed a form of proxy for use at the Extraordinary General Meeting. The form of proxy should be completed and returned to the Company's registrars, Capita IRG plc, PO BOX 166, Bourne House, 34 Beckenham Road, Kent BR3 TUU, in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received no later than 11 am on 11 February 2002.

This document is not an offer to sell any securities and we are not soliciting offers to buy any securities. The Securities and Exchange Commission, any state securities commission and the Nasdaq Stock Market, Inc. have not approved or disapproved of the transactions described herein or determined if this document or any document referred to herein is accurate or complete. Any representation to the contrary is a criminal offence. Regus plc, as a foreign private issuer, is exempt from the requirements of U.S. law concerning proxy solicitation and information statements.

                                    Contents

                                                                           Page
             Definitions                                                     3
Part I       Letter from the Chairman of Regus                               4
Part II      Summaries of Initial Non-Convertible Bonds Instrument,
             Convertible Bonds Instrument, Warrant
             Instrument and Subscription Agreement                           7
Notice of Extraordinary General Meeting                                     10

Definitions

The following definitions apply throughout this document, unless the context requires otherwise:

"Act"                               the Companies Act 1985 (as amended);

"Convertible Debentures"            (pound)40,000,000 of 5 per cent. senior
                                    unsecured convertible debentures;

"Convertible Debentures Instrument" the document constituting the Convertible
                                    Debentures and evidencing the proposed issue to and holding by HFTP, Gaia and Leonardo of the Convertible Debentures;

"Directors" and "Board"             the board of directors of Regus;

"Extraordinary General Meeting"     the extraordinary general meeting to be
                                    convened by the notice of extraordinary
                                    general meeting attached to this circular;

"Funding Arrangements"              together the issue to HFTP, Gaia and
                                    Leonardo of the Initial Non-Convertible
                                    Bonds and the proposed issue to them of the Warrants and the Convertible Debentures;

"Gaia"                              Gaia Offshore Master Fund, Ltd.;

"Group" Regus and its subsidiary undertakings and holding companies from time to time;

"HFTP"                              HFTP Investment L.L.C.;

"Initial Non-Convertible Bonds"
or "Bonds"                          the (pound)40,000,000 5 per cent. senior
                                    unsecured non-convertible bonds issued
                                    pursuant to the Subscription Agreement;

"Initial Non-Convertible
Bonds Instrument"                   the documents constituting the Initial
                                    Non-Convertible Bonds and evidencing the issue to and holding of such bonds by HFTP, Gaia and Leonardo;

"Leonardo"                          Leonardo, L.P.;

"Ordinary Shares"                   ordinary shares of 5p each in the capital
                                    of Regus;

"Regus" or the "Company"            Regus plc;

"Shareholders"                      the holders of Ordinary Shares;

"Share Option Schemes"              The Regus Team Member Share Plan and the
                                    Regus Global Share Plan and The Regus
                                    International Sharesave Plan;

"Subscription Agreement"            the agreement relating to the Initial
                                    Non-Convertible Bonds, the Warrants and the Convertible Debentures entered into between
                                    HFTP, Gaia, Leonardo and Regus dated 27
                                    December 2001;

"Warrant Instrument"                the document constituting the Warrants and
                                    evidencing the issue to and holding by
                                    HFTP, Gaia and Leonardo of such warrants;
                                    and

"Warrants"                          the 3 year warrants to purchase 5,000,000
                                    Ordinary Shares with an exercise price
                                    equal to 5p.

Part I --- Letter from the Chairman of Regus plc

                                   REGUS PLC
    (Incorporated and registered in England and Wales under number 3548821)

Directors:                                                Registered Office:
Dr George G Gray (Non-Executive Chairman)                 3000 Hillswood Drive
Mark L J Dixon (Chief Executive)                          Chertsey
Stephen A Stamp (Group Finance Director)                  Surrey
Rudolf J G Lobo (Executive Director)                      KT16 0RS
John W Matthews (Non-Executive Director)
Roger G Orf (Non-Executive Director)

                                                                18 January 2002

To the Shareholders

Dear Shareholder

Introduction

On 28 December 2001, the Company announced that it had issued (pound)40 million of the Initial Non-Convertible Bonds, and that, subject to necessary Shareholder approvals and certain other matters, these bonds would be exchanged for the Convertible Debentures and the Warrants. As was explained at the time, taking into account the uncertain outlook for the global economy in 2002, the fundraising has strengthened the Company's financial position and will allow it to take advantage of any short term opportunities that may arise.

The purpose of this document is to explain to you how the Funding Arrangements will work and to seek the necessary approvals of the arrangements by the Shareholders at an Extraordinary General Meeting.

Convertible Debentures Instrument and Warrants

The Initial Non-Convertible Bonds have been subscribed by three institutional investors. The 5 per cent. unsecured Convertible Debentures are to be amortised in 10 equal instalments from March 2002 until December 2002. At the Company's option, the Convertible Debentures may be either redeemed for cash or (subject to some conditions) converted at 95 per cent. of the average price of an Ordinary Share during the following month, subject to any floor price the Company may specify. The Company may (subject to some conditions) elect to redeem the Convertible Debentures early at 105 per cent. of the outstanding principal plus accrued interest.

At the option of each holder, the outstanding Convertible Debentures may be converted at any time at a price of 86.32p per Ordinary Share, representing a premium of 60 per cent. to the price per Ordinary Share at the close of business on 27 December 2001. Holders of the Convertible Debentures will also receive Warrants over 5 million shares with an exercise price of 5p per share.

Some further details of these instruments and the Warrants can be found in Part II of this document.

Notice of Extraordinary General Meeting

In order that the Company may do the following:

(a) comply with any conversion rights that may arise on conversion of the Convertible Debentures; and

(b)  issue the Ordinary Shares which are the subject of the Warrants,

it is necessary for Shareholders to authorise the Directors to allot relevant securities under section 80 of the Act and to disapply statutory pre-emption rights which arise under the provisions of section 89 of the Act. These provisions of section 89 of the Act confer on Shareholders rights of pre-emption in respect of the allotment of equity securities to be paid up in cash, except to the extent that such rights are disapplied by the passing of a special resolution pursuant to section 95 of the Act. The authorities and powers to be proposed by the resolutions would, if passed, be in addition to those granted at the Company's annual general meeting on 17 April 2001.

Accordingly, there is set out at the end of this document the notice of an Extraordinary General Meeting. The Extraordinary General Meeting is to be held at CityPoint, 1 Ropemaker Street, London EC2Y 9HT on 13 February at 11 am for the purposes of considering and, if thought fit, passing two separate resolutions, which will be proposed as special resolutions.

Resolution 1

Resolution 1, as set out in the notice of Extraordinary General Meeting will, if passed, authorise the Directors to allot relevant securities (within the meaning of section 80 of the Act) convertible in to Ordinary Shares with an aggregate nominal amount of up to (pound)2,660,566.50 (representing 53,211,330 Ordinary Shares which is approximately 9.14 per cent. of the issued share capital of the Company as at 17 January 2002, being the latest practicable date prior to the publishing of this document) pursuant to the Convertible Debentures Instrument and empower the Directors to allot such securities (that is Convertible Debentures convertible in to up to 53,211,330 Ordinary Shares) for cash pursuant to section 95(1) of the Act as if the pre-emption rights set out in section 89(1) of the Act did not apply to such allotment. The Directors may utilise such authority and power to allot Ordinary Shares only when required to do so under the terms of the Convertible Debentures Instrument and such authority and power cannot be used for allotting Ordinary Shares for any other purpose. The authority and power, if granted to the Directors pursuant to Resolution 1, will continue in relation to the Convertible Debentures Instrument for such time as any amount of the Convertible Debentures is outstanding, subject to a maximum of two years from the date of the passing of the resolution.

Resolution 2

Resolution 2, as set out in the notice of Extraordinary General Meeting will, if passed, authorise the Directors to allot relevant securities (within the meaning of Section 80 of the Act) providing a right to subscribe for Ordinary Shares with an aggregate nominal amount of up to (pound)250,000 (representing 5,000,000 Ordinary Shares which is approximately 0.86 per cent. of the issued share capital of the Company as at 17 January 2002, being the latest practicable date prior to the publishing of this document) pursuant to the Warrant Instrument, and empower the Directors to allot such securities (that is rights to subscribe for up to 5,000,000 Ordinary Shares) for cash pursuant to section 95(1) of the Act as if the pre-emption rights arising pursuant to section 89(1) of the Act did not apply to such allotment. The Directors may utilise such authority and power to allot Ordinary Shares only when required to do so under the terms of the Warrant Instrument and such authority and power cannot be used for allotting Ordinary Shares for any other purpose. The authority and power granted to the Directors pursuant to Resolution 2 will continue until such time as the Warrants have all been exercised or have lapsed, subject to a maximum of 37 months from the date of passing of the resolution.

Action to be taken

You will find enclosed with this document a reply paid form of proxy for use in connection with the Extraordinary General Meeting. Whether or not you intend to be present at the Extraordinary General Meeting you are urged to complete, sign and return the form of proxy to the Company's registrars, Capita IRG plc, PO BOX 166, Bourne House, 34 Beckenham Road, Kent BR3 TUU, so as to arrive as soon as possible and in any event no later than 11 am on 11 February 2002. Completion and return of a form of proxy will not preclude Shareholders from attending the Extraordinary General Meeting and voting in person, should they so wish.

Recommendation

Your Directors consider that the issue of the Convertible Debentures Instrument and the Warrant Instrument, together with the proposed authorities to allot relevant securities and disapply statutory pre-emption rights, are in the best interests of the Company and its Shareholders as a whole. Accordingly, your Directors unanimously recommended that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial shareholdings of 365,450,547 Ordinary Shares representing approximately 62.78 per cent. of the existing issued Ordinary Shares.

                                Yours sincerely

                                Dr George G Gray
                                    Chairman

Part II --- Summaries of Initial Non-Convertible Bonds Instrument, Convertible Debentures Instrument, Warrant Instrument and Subscription Agreement

Initial Non-Convertible Bonds

On 28 December 2001, the Company issued (pound)40,000,000 nominal of 5 per cent. of non-convertible bonds at 99.85p per (pound)1 nominal. Subject to the passing of each of the resolutions set out in the notice of the Extraordinary General Meeting and certain other matters, these bonds are to be exchanged for the Convertible Debentures two business days after those resolutions have been passed. Prior to that exchange, interest will be paid on those bonds at 5 per cent. per annum.

If the Extraordinary General Meeting is not held by 26 February 2002 or if Mark Dixon does not vote his Ordinary Shares in favour of each of the resolutions, the Company will redeem all of the Initial Non-Convertible Bonds at the higher of 120 per cent. of their principal amount, together with accrued interest and a price based on the then current market price of the Ordinary Shares and the conversion price of the Convertible Debentures. If the Extraordinary General Meeting is held by 26 February 2002 and Mark Dixon votes his shares in favour of each of the resolutions but the resolutions are not passed at it, the Company will redeem all of the Initial Non-Convertible Bonds at 105 per cent. of their principal amount plus accrued interest.

In addition, the holders of the Initial Non-Convertible Bonds have the right to refuse to exchange them, but to require their repayment, in certain circumstances, including:

(i) a breach by the Company of any of the terms of the Initial Non-Convertible Bonds or the Subscription Agreement; or

(ii) the occurrence of any of the following: (a) the announcement of a Major Transaction (as defined in the Initial Non-Convertible Bonds Instrument) in which case the Bonds are to be redeemed at 120 per cent. of outstanding principal, plus accrued interest, (b) a Triggering Event (as defined in the Initial Non-Convertible Bonds Instrument) in which case the Bonds are to be redeemed at the higher of 120 per cent. of the outstanding principal, plus accrued interest and a price based on the then current market price of the Ordinary Shares and the conversion price of the Convertible Debentures or (c) an Event of Default (as defined in the Initial Non-Convertible Bonds Instrument) in which case the Bonds are to be redeemed at par plus accrued interest.

If the Company expends cash or incurs any indebtedness as part of the purchase price for the shares or assets of any other company or business, then to the extent that the consideration for such acquisition is greater than (pound)5 million, an amount equal to such excess is required to be applied in offering to redeem the Initial Non-Convertible Bonds at a price equal to 105 per cent. of the principal amount being redeemed plus interest accrued and unpaid. If the Company redeems or repurchases any of its other debt or equity securities, then unless the holders of two-thirds of the principal amount of the Initial Non-Convertible Bonds have given their prior written consent to such redemption or repurchase, the Company is required to offer to redeem such amount of Initial Non-Convertible Bonds as is equal to 150 per cent. of the consideration paid by the Company in effecting such redemption or repurchase of debt or equity securities, at a price of 105 per cent. of the principal amount being redeemed plus interest accrued and unpaid.

Subscription Agreement

On 27 December 2001, the Company entered into the Subscription Agreement with HFTP, Gaia and Leonardo. Under the Subscription Agreement the Company issued the Initial Non-Convertible Bonds to HFTP, Gaia and Leonardo. In addition, the Company gave certain undertakings with regard to the issue of the Warrants and the Convertible Debentures. The Subscription Agreement contains a number of representations and warranties by the Company to HFTP, Gaia and Leonardo. The Company also gave some undertakings, including to obtain and maintain the requisite approvals from the UK Listing Authority for the admission to the official list of the underlying Ordinary Shares which can be issued under the Convertible Debenture or on exercise of the Warrants and from the London Stock Exchange to the trading of those shares on that exchange, at all times to hold all necessary Shareholder and other approvals required in respect of the issued Bonds, Warrants and the underlying Ordinary Shares, to pay any interest due on the Bonds gross of any withholding tax, to send to each holder of any of the Initial Non-Convertible Bonds, Convertible Debentures or Warrants copies of documents and press releases issued by the Company and its subsidiaries and to make available to them other information available to Shareholders generally. The Company has also agreed to indemnify HFTP, Gaia and Leonardo in certain circumstances in connection with the Subscription Agreement and various matters relating to it and to the transactions envisaged under it.

Warrants

The Warrants give the holders the right to subscribe for up to 5 million Ordinary Shares in the Company at 5p per Ordinary Share. Any remaining unexercised Warrants will lapse three years after issue. The number of Warrants and/or the effective subscription price for the Ordinary Shares may be adjusted in the event of certain changes to the Company's Ordinary Share capital. Holders of the Warrants receive from the Company, as if they had exercised their Warrants in full, dividends and distributions made to holders of Ordinary Shares and purchase rights (for example, on a rights issue or placing an open offer) made available to Shareholders generally.

Convertible Debentures

Subject to various conditions, including the passing of the resolutions to be proposed at the Extraordinary General Meeting, the Convertible Debentures will be issued in exchange for the Initial Non-Convertible Bonds at par two business days after the Extraordinary General Meeting. Subject to a number of provisions, the Convertible Debentures are to be redeemed in ten equal instalments on the first business day of each month from March 2002 to December 2002 inclusive. Interest on the outstanding principal at 5 per cent. per annum is to be paid monthly or earlier on redemption or conversion.

At all times a holder of Convertible Debentures has the right to convert them into Ordinary Shares at 86.32p per share. This conversion price adjusts in the event of certain changes to the Company's share capital.

Subject to certain provisions, the Company may pay the monthly instalments at its option either in cash or in Ordinary Shares, but in either case the interest must be paid in cash. Subject to various provisions, the conversion price for the Convertible Debentures where the Company is choosing to meet the monthly instalments in Ordinary Shares rather than in cash is 95 per cent. of the average of the volume weighted average price of the Ordinary Shares on certain trading days prior to the conversion date(s). The Company's ability to pay back any of the Convertible Debentures in Ordinary Shares is subject to a number of conditions, including compliance with the terms of the Convertible Debenture, no suspension of listing or trading of the Company's Ordinary Shares, no announcement of a pending, proposed or intended Major Transaction (as defined in the Convertible Debentures Instrument) which has not been abandoned, terminated or consummated, or a Triggering Event or an Event of Default (both as defined in the Convertible Debentures Instrument) or an event that could constitute a Triggering Event or an Event of Default.

Subject to the holder's right to convert the debenture and subject to similar constraints as those applying to the Company's ability to pay the monthly instalments in Ordinary Shares as referred to above, the Company may redeem the outstanding Convertible Debentures at 105 per cent. of the outstanding principal plus accrued interest.

If the Company is required to issue Ordinary Shares on conversion in excess of the number it is able to issue or for which it is able to obtain listing and trading by the required time, the Company is required to redeem the excess unconverted debenture at the higher of (i) its outstanding principal amount plus accrued interest and (ii) the product of the number of Ordinary Shares into which it would have converted times the closing sale price on the relevant conversion date.

In certain circumstances the holder of a Convertible Debenture may require the Company to redeem it at the higher of (i) 120 per cent. of the outstanding principal plus interest and (ii) the product of the volume weighted average price of the Ordinary Shares on a trading day prior to the holder's request and the conversion price of 86.32p (subject to certain adjustments). An event which triggers this right is a Triggering Event, as defined in the Convertible Debenture Instrument. A Triggering Event includes, subject to certain exceptions, a regulatory restriction on the ability of a holder of the Convertible Debentures to sell any of the Ordinary Shares, a suspension from listing or trading for more than five consecutive trading days or for more than an aggregate of ten trading days in any 365 day period, non-compliance by the Company with the terms of the Convertible Debentures or the Subscription Agreement or a breach of a representation or warranty. Further, on the occurrence of a Major Transaction, as defined in the Convertible Debentures Instrument, the holder of a Convertible Debenture may require the Company to redeem it at a price equal to 120 per cent. of the outstanding principal plus interest. A Major Transaction includes a reorganisation of the Company's share capital, a sale of 50 per cent. or more of the assets of the group and the acceptance by more than 50 per cent. of Shareholders of a general offer.

The holders of the Convertible Debentures have certain additional rights, including a right to receive an instrument with equivalent economic benefits in the event of a reorganisation, and a right to receive the same rights to purchase equity securities as they would have had had they converted the Convertible Debentures.

If the Company expends cash or incurs any indebtedness as part of the purchase price for the shares or assets of any other company or business, then to the extent that the consideration for such acquisition is greater than (pound)5 million, an amount equal to such excess is required to be applied in offering to redeem the Convertible Debentures at a price equal to 105 per cent. of the principal amount being redeemed plus interest accrued and unpaid. If the Company redeems or repurchases any of its other debt or equity securities, then unless the holders of two-thirds of the principal amount of the Initial Convertible Debentures have given their prior written consent to such redemption or repurchase, the Company is required to offer to redeem such amount of Convertible Debentures as is equal to 150 per cent. of the consideration paid by the Company in effecting such redemption or repurchase of debt or equity securities, at a price of 105 per cent. of the principal amount being redeemed plus interest accrued and unpaid.

If the Company wishes to pay any dividend or distribution it must first make arrangements for the holders of the Convertible Debentures satisfactory to those holders to provide for an adjustment to the terms of them or other consideration or pay to them the dividend or distribution as if they had converted all of the outstanding Convertible Debentures.

If there is an Event of Default as defined in the Convertible Debentures Instrument, the Convertible Debenture either becomes automatically repayable or the holder may require its repayment. Events of Default include, subject to certain limits, defaulting on the payment of interest or principal, failure to comply with any other material provision of the Convertible Debentures Instrument or the Subscription Agreement, a cross-default for (pound)3 million, the appointment of a liquidator, administrator, administrative receiver, a scheme of arrangement or composition with creditors, the convening of a meeting of the Company to wind it up or the Company being unable to pay its debts as they fall due.

All sums payable under the Convertible Debenture are paid gross of any withholding tax.

Subject to the consent of HFTP, Gaia and Leonardo, the Company may decide that Convertible Debentures are to be issued by a different company in the Group to Regus. If consent is given by HFTP, Gaia and Leonardo, the decision to issue Convertible Debentures out of a different company in the Group would be driven by tax considerations, and the terms of the Convertible Debentures and their commercial effect would not alter from those described in this document. If Convertible Debentures are issued by a different company in the Group, the holder of Convertible Debentures will still have the right to convert them into Ordinary Shares of Regus.

                                   Regus plc
(Incorporated and registered in England and Wales under the Companies Act 1985 with registered number 3548821)

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the extraordinary general meeting of Regus plc will be held at CityPoint, 1 Ropemaker Street, London EC2Y 9HT on Wednesday, 13 February 2002 at 11 a.m. to consider and, if thought fit, to pass the following resolutions which will be proposed as special resolutions:

1. THAT in addition to the authority and power granted to the Directors by the Shareholders in the general meeting of the Company dated 17 April 2001 and to the authority and power referred to in resolution 2 below, the Directors be and are hereby:

     (a) authorised, pursuant to section 80 of the Companies Act 1985 (the "Act"), to exercise all powers of the Company to allot relevant securities (as defined in that section) convertible in to Ordinary Shares with an aggregate nominal amount of up to (pound)2,660,566.50 in connection with the exercise of conversion rights in accordance with the terms of the Convertible Debentures to be issued pursuant to the Convertible Debenture Instrument (both as defined in a circular to shareholders dated 18 January 2002); and

     (b) empowered, pursuant to section 95(1) of the Act, to allot such equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authority set out in paragraph (a) above as if section 89(1) of the Act did not apply to such allotment, provided always that such authority and power shall expire on the date when no amount of the Convertible Debentures remains outstanding, subject to a maximum of two years from the date of passing of this resolution.

2. THAT in addition to the authority and power granted to the Directors by the Shareholders in the general meeting of the Company dated 17 April 2001 and to the authority and power referred to in resolution 1 above, the Directors be and are hereby:

     (a) authorised, pursuant to section 80 of the Companies Act 1985 (the "Act"), to exercise all powers of the Company to allot relevant securities (as defined in that section) providing a right to subscribe for Ordinary Shares with an aggregate nominal amount of up to (pound)250,000 pursuant to the terms of the Warrant Instrument (as defined in the circular to shareholders dated 18 January 2002); and

     (b) empowered, pursuant to section 95(1) of the Act, to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authority set out in paragraph (a) as above as if section 89(1) of the Act did not apply to such allotment, provided always that such authority and power shall expire on the date on which all of the warrants whose terms are described in the Warrant Instrument have been exercised or have lapsed, subject to a maximum of 37 months from the date of passing of this resolution.

By Order of the Board                                    Registered Office:
Rudolf Lobo                                              3000 Hillswood Drive
Secretary                                                Chertsey
                                                         Surrey
                                                         KT16 0RS

18 January 2002


NOTES:

1.   Proxies

     A member entitled to attend and vote may appoint a proxy or proxies who need not be a member of the Company to attend (and on a poll to vote) instead of him or her. Forms of proxy need to be deposited with the Company's registrar, Capita IRG plc, PO BOX 166, Bourne House, 34 Beckenham Road, Kent BR3 TUU not later than 48 hours before the time of the meeting. Completion of a form of proxy will not preclude a member attending and voting in person at the meeting.

2.   Documents on display

     The register of directors' interests in the share capital and debentures of the Company is available for inspection at the Company's registered office during normal business hours from the date of this notice until the date of the extraordinary general meeting and will be available for inspection at the place of the annual general meeting for at least 15 minutes prior to and during the meeting.

3.   Right to attend and vote

     To have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of holders of the ordinary shares of the Company by no later than 11 a.m. on 11 February 2002, being 48 hours before the time fixed for the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

                                   SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Regus plc


Date: January 25, 2002                           By: /s/ Stephen Stamp
                                                    ---------------------------
                                                 Name:  Stephen Stamp
                                                 Title: Group Finance Director

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.